Exhibit 1

MEMORANDUM

This Memorandum will confirm the agreement of Alan Levan and John E. Abdo (both individually and as Trustee under the Trust Agreement dated March 15, 1976 (the “Trust”) for the benefit of John E. Abdo) concerning certain matters relating to the transfer and voting of their shares of the capital stock of BFC Financial Corporation (“BFC”) and supersedes in all respects the Memorandum dated June 14, 2002, (as amended or supplemented), which was previously entered into by the parties. Schedule A indicates the shares of BFC’s Class A and Class B Common Stock currently beneficially owned or otherwise controlled by Alan Levan and John E. Abdo or the Trust.

This Memorandum documents our agreement as follows:

1.	Mr. Abdo and the Trust will vote all of the Class B Common Stock directly or indirectly beneficially owned by either of them or which otherwise are subject to the control of either of them in the same manner that Mr. Levan votes the shares of Class B Common Stock he holds or controls.

1.1	Further, for as long as Mr. Levan and Mr. Abdo each individually desire to serve as directors of BFC, all shares of Class B Common Stock beneficially owned or controlled by Mr. Abdo, the Trust and Mr. Levan will be voted in favor of Mr. Abdo’s and Mr. Levan’s election to BFC’s Board of Directors. In furtherance of the foregoing, by executing this Memorandum, Mr. Abdo and the Trust hereby grant Mr. Levan an irrevocable proxy to vote all of the shares of Class B Common Stock that are from time to time, directly or indirectly, beneficially owned or otherwise controlled by either of them.

2.	The restrictions on voting and the proxy that Mr. Abdo and the Trust are granting to Mr. Levan in this Memorandum will apply to all of Mr. Abdo’s or the Trust’s shares of Class B Common Stock whether now or hereafter beneficially owned or controlled.

3.	Notwithstanding anything to the contrary, Mr. Abdo and the Trust may not transfer the ownership or control of 370,750 shares of Class B Common Stock held by them except (i) to family members of Mr. Abdo or to a trust for the benefit of such family members in connection with estate planning or (ii) to Mr. Abdo’s estate or its beneficiaries; provided, however, in each case the transferee shall upon any such transfer be deemed to be bound hereby and treated for all purposes as Mr. Abdo and the Trust hereunder.

3.1	Further, until such time as the shares of Class B Common Stock owned by Herbert Wertheim and his affiliates are converted into Class A Common Stock, neither Mr. Abdo nor the Trust will convert or permit the conversion of 370,750 shares of Class B Common Stock directly or indirectly beneficially owned or controlled by either of them into shares of Class A Common Stock without the prior written approval of Mr. Levan.

3.2	Mr. Abdo and the Trust will, however, always be permitted to convert any shares of Class B Common Stock to Class A Common Stock other than 370,750 shares of Class B Common Stock that either of them may from time to time acquire, including shares acquired upon the exercise of options, without any such approval, but any shares of Class B Common Stock directly or indirectly beneficially owned or controlled by either of them will, prior to conversion, only be transferred subject to the voting requirements and proxy provided for by this Memorandum.

4.	If 370,750 shares of the Class B Common Stock beneficially owned or controlled by Mr. Abdo and the Trust which are subject to the restrictions of this Memorandum have not previously been converted into Class A Common Stock on June 13, 2021, Mr. Abdo and the Trust shall be free to convert such shares into Class A Common Stock and to sell the shares of Class A Common Stock received upon conversion from time to time, subject to and provided that each first offers to sell such 370,750 shares of Class B Common Stock to Mr. Levan or Jarett Levan if designated by Alan Levan.

4.1	Such offer for sale shall be at a price per share equal to the average closing price of the Class A Common Stock for the 90 days prior to the offer.

4.2	Such offer by Mr. Abdo or the Trust shall be made in writing and shall include:

(i)	the offer price and

(ii)	notice that a statement of intention is to be delivered within the 45 day period as set forth herein.

4.3	Within 45 days after the delivery of such written offer, Mr. Levan or his designee shall deliver to Mr. Abdo and the Trust a written statement of intention.

4.4	If such written statement of intention indicates that Mr. Levan or his designee does not wish to purchase such shares, Mr. Abdo and the Trust shall thereafter be free to convert such shares into Class A Common Stock and to sell such shares of Class A Common Stock received upon conversion.

4.5	If the written statement of intention indicates that Mr. Levan or his designee is interested in pursuing a purchase, then Mr. Levan shall have 5 months from the date the written offer to sell was delivered to Mr. Levan during which to purchase the shares pursuant to the offer.

4.6	Such written statement of intention shall only be deemed a non-binding statement of intent and shall give rise to no liability or obligation on the part of Mr. Levan or his designee in the event such shares are not ultimately purchased.

4.7	If Mr. Levan or his designee does not purchase the shares of Class B Common Stock subject to the written offer within the 5 month period (other than as a result of the failure of Mr. Abdo or the Trust to sell the shares upon tender of the purchase price), Mr. Abdo or the Trust, as applicable, shall be free to convert such shares and to sell the Class A Common Stock received upon conversion of the shares.

5.	Upon request, Mr. Abdo and the Trust will deliver an aggregate of 370,750 shares of Class B Common Stock to BFC so that an appropriate legend regarding this Memorandum may be placed on them. The parties agree that the enforceability of this Memorandum and the obligations and requirements hereof will not be affected by the fact that any certificates have not been delivered or that the shares owned by the parties do not bear any legend with respect to the provisions of this Memorandum.

6.	This Memorandum does not restrict in any way the transfer or voting of any shares of Class A Common Stock that any of Mr. Abdo, the Trust or Mr. Levan may now or hereafter own or control, including shares acquired upon a permitted conversion of Class B Common Stock.

7.	Mr. Abdo, the Trust and Mr. Levan each agree that they would each suffer irreparable harm if the provisions of this Memorandum were not enforced in accordance with their terms. Accordingly, they each agree that, in addition to any other remedy to which they be entitled, they will be entitled to injunctive relief to prevent or enjoin a breach of the provisions of this agreement and to specifically enforce its terms. If any provision of this Memorandum is held to be invalid or unenforceable, it will not in any way affect or render invalid or unenforceable any other provision of this agreement.

8.	Mr. Abdo and the Trust each agree that unless earlier terminated pursuant to a writing executed by each party hereto (i) this Memorandum shall survive Mr. Levan’s death and remain in full force and effect and (ii) unless otherwise provided by Mr. Levan in writing, Jarett S. Levan shall automatically and without any action by any person succeed to all of Mr. Alan Levan’s rights and obligations under this Memorandum.

Accepted as agreed as of September 26, 2014.

/s/ John E, Abdo
John E. Abdo, individually and as Trustee under the Trust Agreement dated March 15,
1976 for the benefit of John E. Abdo

/s/ Alan B. Levan
Alan B. Levan